                                                                       EXHIBIT 1


                       [letterhead of Michael J. Collins]



                                November 9, 1999


Messrs. John L. Chanon and Ronald A. Norelli
Special Committee of the Board of Directors
CEM Corporation


Dear John and Ron:

         In the light of our discussions, I am writing to offer a revised proposal to acquire CEM in a cash merger transaction at a price of $9.25 per share. Outstanding stock options under the company's plans with an exercise price of less than $9.25 would be exchanged for cash equal to the excess of $9.25 over the exercise price. The other terms of my proposal remain the same, including that our definitive merger agreement would not contain a financing condition. I am enclosing a term sheet that I have accepted from Banc of America Commercial Finance Corporation to provide the necessary financing.

         At $9.25, our shareholders would receive a 61% premium to the closing price on the day I made my first proposal. In fact, my proposal represents a 21% premium over yesterday's closing price. I want to reiterate my strong belief that my proposal is in the best interests of the company's shareholders, employees, customers and suppliers.

         As required by law, I will file an amendment to my Schedule 13D with the Securities and Exchange Commission to report my proposal made by this letter. A copy of this letter will be attached as an exhibit.

         I look forward to hearing from you.


                                                    Very truly yours,

                                                    /s/ Michael J. Collins

                                                    Michael J. Collins